Postal Code 20549-0305

								March 28, 2005


via facsimile and U.S. mail

J. Michael Carr
Chief Executive Officer and President
Pioneer Railcorp
1318 South Johanson Road
Peoria, Illinois  61607

Re:  	Pioneer Railcorp
	Schedule 13E-3 filed March 1, 2005, as amended
	File no. 5-47260

	Preliminary Schedule 14A filed March 1, 2005, as amended
	File no. 1-12072

	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 1-12072
	Filed March 21, 2005


Dear Mr. Carr:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please update the financial information and related disclosures included in your proxy statement in accordance with Item 310(g) of Regulation S-B.

Preliminary Proxy Materials

Special Factors, page 12

Background of the Merger Proposal, page 12
2. We note the new disclosure on page 28 relating to the change-of-control transaction proposed by the RSM Group January 27, 2005. We also note that such offer was considered and rejected at a board meeting on February 22, 2005. Please expand this section to describe all meetings convened since the time of the initial RSM Group offer
January 27, 2005 until the board`s decision to reject the offer. Expand disclosure to more specifically explain what considerations were addressed at the board meeting, including the board`s consideration of its fiduciary duties. File the Donnelly Penman materials prepared in connection with the change-of-control transactions delivered to the board and summarize these reports in expanded disclosure. See Items 1015 and 1016 of Regulation M-A.
3. Expand your disclosure to explain in greater detail why each filing person determined that the existing transaction was substantively fair to unaffiliated shareholders given the existence of the offer for $3.00 to shareholders and $1.00 to warrant holders.
In addition, expand your disclosure to explain why the third party offer would limit the company`s ability to "enhance shareholder value through internal growth and acquisitions."
4. Disclose to explain the special committee`s role in the consideration of the RSM Group offer. We note, for example, that throughout your amended disclosures, you indicate that the special committee was at all times free to recommend the adoption of additional procedural protections. However, it appears that the special committee did not consider the RSM Group offer. Please disclose whether the special committee reviewed the offer. If not, please explain why the special committee did not do so.
5. Please indicate Donnelly Penman`s role in advising the board whether the fairness opinion remained operative after the RSM Group`s offer.
6. Based on a March 9, 2005 amended Schedule 13D filed by Richard Barone of Merlin Partners, it appears that the same third party offeror reiterated their offer to pay in excess of $3.00 per share and in excess of $1.00 for each warrant not owned by management. Please substantially revise your disclosure in this section to account for any recent discussions, negotiations and recommendations.
Also, tell us whether you considered updating your fairness determinations based on the recent unsolicited offers.

Recommendation of our board of directors, page 25
7. We note the added disclosure on page 15 in response to our prior
comment 9.   In that disclosure, please clarify which meeting you
refer to as the "June 2004 meeting."
Voting Securities and Principal Holders Thereof, page 45
8. Revise this section to disclose the number of shares outstanding used to determine beneficial ownership and clarify how you calculate beneficial ownership.

Form 10-KSB for fiscal year ended December 31, 2004

Signatures
9. Your Form 10-KSB should be signed by your principal executive officer in an individual capacity and your controller or principal accounting officer. Refer to General Instruction C to Form 10-KSB and our prior comment 60 in our letter to you dated December 10, 2004.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See
Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Please direct any questions regarding the accounting comments to
Jean Yu, Staff Accountant, at (202) 824-5421, or in her absence, to
Linda Cvrkel, Branch Chief - Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931, or Susan Guerrier, Attorney-
Advisor at (202) 942-1965.   You may also reach me at (202) 942-
2920.

							Sincerely,


							Michael Pressman
							Special Counsel
							Office of Mergers and
Acquisitions






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Pioneer Railcorp
March 28, 2005
Page 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE